UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ________________

FORM 6-K

 ________________

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: December 26, 2022	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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Buenos Aires, December 26, 2022

Notice: CPSA-GG-N-0483/22-AL

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: Summary of Shareholders’
Meeting dated December 23, 2022

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform the summary of the Shareholders’ Meeting held on December 23, 2022 (the “Meeting”).

Shareholders representing 76.92% of share capital and votes attended the Meeting. Mr. Eduardo Kupfer also attended the Meeting, on behalf of Bolsa de Comercio de Buenos Aires.

It is put on record that the Meeting was held remotely in compliance with Section 14 of the Company’s Bylaws and the regulations in force.

The decisions taken were as follows:

1.

APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES: It was approved by the majority of eligible votes possible to be cast in this decision to appoint shareholders BONCAMPO S.A. and CINCO VIENTOS URUGUAY S.A. to sign the minutes.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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2.	CONSIDERATION OF THE DESTINATION OF THE OPTIONAL RESERVE. The following were approved by the majority of eligible votes possible to be cast in this decision:

1°)

To partially reverse the optional reserve formed, among others, for the payment of dividends based on the Company’s financial condition and the Dividend Payment Policy in force, for the amount of $ 3,910,579,247;

2°)

To pay in cash as dividend the reversed amounts as stated in point 1°) above. Moreover, payment of dividends shall be made pursuant to CNV General Resolution No.777/2018, which establishes that “the distribution of profit shall be made in the currency at the date of the Shareholders’ Meeting through the use of the price index for the month previous to the Meeting.”. Moreover, it was decided that such dividends should be made available to shareholders on December 30, 2022, date on which shareholders shall attends for the corresponding payment (“Availability Date”) as per the regulations of Comisión Nacional de Valores and BYMA, and the procedures and other terms and conditions established by Caja de Valores S.A.;

3°)

To deduct, when appropriate, the amount promptly paid by the Company in its capacity as Surrogate of the Personal Property Tax of those shareholders under the scope of the tax, in compliance with the last paragraph of the section added by Law No. 25 858 after Section 25 of Law No. 23 966, replaced by Law No. 27 541;

4°)

To pay dividends to all shareholders, as per their holdings, in US dollars. The translation value of Pesos to US dollars shall be made in accordance with the sale exchange rate of Banco de la Nación Argentina corresponding to the working day immediately previous to the date on which the Company will make the transference to Caja de Valores S.A. In the case of ADR holders, the Availability Date is January 3, 2023, and dividends will be credited in the New York market, United States of America, as determined by the deposit contract in force governing such certificates; and

5°)

To delegate to the Board of Directors the power to modify and/or supplement the payment procedure established in the previous points, as long as those additional modifications and/or considerations fall under the applicable legal framework, and the Board of Directors deems such necessary based on reasonable grounds.

3.

GRANTING OF AUTHORIZATIONS. It was approved by the majority of eligible votes possible to be cast in this decision to authorize Mr. Chairman and/or whom he may appoint, and/or Messrs. José Manuel Pazos, and/or Leonardo Marinaro and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Paola Ibarra, and/or Christian Rodríguez Montes, and/or Mariano Luchetti, and/or María Lucila Winschel, and/or Jose María Bazan, and/or Santiago Youssef Rameh El Chaer, and/or Milagros Marini, and/or Ezequiel Castello and/or Carolina de Felipe, and/or Milagros Varona; and/or Lucía Perondi, so that any of them, individually and indistinctly, follow all the necessary procedures to file the decisions taken at the Meeting with the regulatory agencies, including but not limited to CNV, BYMA, Mercado de Valores de Buenos Aires, Caja de Valores, Inspección General de Justicia (“IGJ”, Business Entities Registry for the City of Buenos Aires) (as per Section 37 of General Resolution IGJ No. 7/2015), and any other competent supervision entity, being able to sign any submission and/or form, notice, notices required by law, affidavits, access files and answer in proceedings, advance the proceedings and perform all necessary to obtain the recordings and respective approvals.

With no further business at present, I remain sincerely yours.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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